FINISAR CORPORATION
1389 Moffett Park Drive
Sunnyvale, California 94089
April 19, 2011
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Finisar Corporation Form 10-K for the Fiscal Year Ended April 30, 2010 Filed July 1, 2010 Form 10-Q for the Quarterly Period Ended January 30, 2011 File No. 000-279999
Dear Mr. Cascio:
     This letter will respond to your letter dated March 22, 2011 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended April 30, 2010 and our quarterly report on Form 10-Q for the quarterly period ended January 30, 2011. For convenience, the Staff’s comments are set forth below, followed by our response.
* * * * *
Form 10-K for the fiscal year ended April 30, 2010
Item 7. Management’s Discussion and Analysis ..., page 35
Liquidity and Capital Resources, page 50
1.	If significant to an understanding of your liquidity, please clarify the amount of cash and cash equivalents held outside of the U.S. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response:
We have considered your reference to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. At April 30, 2010 and January 30, 2011, cash and cash equivalents held outside of the U.S. were $9.5 million, or 5% and $18.8 million, or 6% respectively, of our total balance. The cash and cash equivalents held outside of the U.S. represents approximately one week of operating cash required to fund our foreign subsidiaries. We do not consider these amounts, which may be unavailable for general corporate use, to be significant. While the amount of cash and cash equivalents held outside of the U.S. typically is not material, in future filings, we will disclose the ratio of cash and cash equivalents held outside of the U.S. in order to provide additional information regarding our liquidity.
Item 8. Financial Statements
Note 19. Income Taxes, page 95
2.	We note your disclosure that you consider undistributed earnings of foreign subsidiaries to be indefinitely invested outside of the U.S. Tell us how your disclosure also considers the quantitative disclosure from FASB ASC 740-30-50-2(b).
Response:
Generally, we utilize our foreign subsidiaries as internal contract manufacturers and reimburse those subsidiaries for such services on a cost plus basis. As such, the funds transferred to our subsidiaries are sufficient only to fund current operations and necessary capital improvements while generating modest earnings as required under existing transfer price arrangements. Consequently, none of our foreign subsidiaries have material amounts of excess cash on hand. As disclosed in Note 19, it is our intent to reinvest those earnings into each of the subsidiaries’ manufacturing operations. The cumulative amount of foreign earnings to be permanently reinvested as of April 30, 2010 was approximately $25.0 million. Considering the above factors, including the amount of cumulative earnings considered to be permanently reinvested, the quantitative disclosure as set forth in ASC 740-30-50-2(b) was considered not to be a significant disclosure to the users of our financial statements.
Exhibits 31.1, 31.2 and 31.3
3.	We refer to paragraphs 4 and 5. In future filings please refer to other certifying “officer(s),” as we see you have three officers provide certifications.
Response:
We acknowledge the Staff’s comment and will revise future filings accordingly.
4.	We refer to paragraph 4(d). In future filings, including Forms 10-Q, please include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” consistent with Item 601(b)(31)(i) of Regulation S-K. In general, the certifications should be exactly as specified in the underlying requirement.
Response:
We acknowledge the Staff’s comment and will revise future filings accordingly.

Form 10-Q for the quarterly period ended January 30, 2011
Item 1. Financial Statements
Condensed Consolidated Statements of Operations, page 4
5.	We see your disclosures in Note 9, page 13, and in Management’s Discussion and Analysis, page 26, that you recorded the January 2011 induced conversion charge of $5.9 million as general and administrative expense. Please tell us why the induced conversion charge is classified as general and administrative expense. In that regard, it appears that a similar induced conversion charge was classified as loss on debt extinguishment in the quarter ended November 1, 2009.
Response:
In response to the Staff’s comment, we have further considered the financial statement classification of the $5.9 million debt conversion inducement charge recorded as general and administrative expense in the quarterly period ended January 30, 2011, in light of the $25.2 million debt conversion inducement charge that was classified as loss on debt extinguishment in the quarter ended November 1, 2009. We supplementally advise the Staff that both induced conversion charges were recorded based on application of the provisions of ASC 470-20, whereby each exchange was considered to be an induced conversion and the retirement of the underlying notes was accounted for as if the notes had been converted according to their original terms, with that value compared to the fair value of the consideration paid in the exchange offers to determine the induced conversion charge. Although we believe that the methodology for calculating both charges was correct, upon further review, we have determined that the classification of the induced conversion charges should be consistently presented in the Company’s financial statements for all periods presented. Based on the presentation of the induced conversion charge in our Form 10-K for the fiscal year ended April 30, 2010, the $5.9 million induced conversion charge recorded in the quarter ended January 30, 2011 should have been consistently presented and, therefore, classified as a loss on debt extinguishment.
We supplementally advise the Staff that we will reclassify the $5.9 million debt conversion inducement charge included in general and administrative expense to loss on debt extinguishment in our operating results for the full fiscal year ending April 30, 2011, and will also reclassify this amount to loss on debt extinguishment in the unaudited quarterly information for the quarter ended January 30, 2011, to be included in our Form 10-K filing for the fiscal year ended April 30, 2011. We will disclose the reason for the reclassification, the amount of the reclassification and the “as reported” and “as revised” amounts for the quarterly period impacted so it is clear that the unaudited quarterly information had been modified from the information included in the Form 10-Q for the quarter ended January 30, 2011, as originally filed.
We supplementally advise the Staff that we have reviewed this inconsistency in classification in accordance with SFAS 154 and in the context of Staff Accounting Bulletin Nos. 99 and 108, and have concluded that amendment of the previously filed Form 10-Q is not required based on the following considerations:
•	The inconsistent classification was not pervasive and was limited to a reclassification between two line items within the statement of operations for one interim financial period. The inconsistent classification had no net impact on the consolidated balance sheet, statements of operations, changes in stockholders’ equity and comprehensive income or cash flows.

•	The inconsistent classification did not mask a change in earnings or other significant trends.

•	The inconsistent classification did not impact our ability to meet analysts’ consensus expectations of our performance, and neither our forward guidance nor the main performance measures relied upon by our investors was impacted by the inconsistent classification.

•	The inconsistent classification did not affect our compliance with regulatory requirements, loan covenants or other contractual requirements.

•	The inconsistent classification did not have the effect of increasing or decreasing management’s compensation.
Based on the above factors, as well as our intention to disclose the reasons for the reclassification in our April 30, 2011 Form 10-K, we have concluded that no amendment to our previously filed Form 10-Q for the quarterly period ended January 30, 2011 is necessary. In addition, we have considered the disclosure requirements of Item 4.02 of Form 8-K. Based on the factors outlined above, we have determined that an Item 4.02 filing is not required in connection with this inconsistent classification.
6.	In a related matter, we see your disclosure in Note 22, page 21, that you will also record induced conversion charges in the quarter ending April 30, 2011. Please tell us how you intend to classify these charges.
Response:
We will classify the debt conversion inducement charges incurred in the quarter ending April 30, 2011 as loss on debt extinguishment, consistent with the presentation of similar charges incurred by the Company in fiscal 2010.
Note 18. Litigation Settlements, page 18
7.	Please tell us, with a view toward future disclosure, the factors you considered in allocating the $14.5 million settlement with Source Photonics between past damages and the license.
Response:
Consistent with the fair value measurement guidance in ASC 820, we used the income valuation approach, specifically present value techniques, to account for the time value of money in our analysis. We applied the present value techniques to discount our estimated historical and future revenue streams of the infringing Source Photonics products. The discounted revenue streams were then used as a basis to allocate the $14.5 million settlement and license payment amount between Source Photonics’ historical and future uses of the Finisar patents. We will include a discussion of the factors considered in allocating the $14.5 million settlement in future disclosures.
Note 19. Pending Litigation, page 18
8.	With respect to the OPC matter filed on March 7, 2011, in future filings, please disclose the amount or range of possible losses or clarify that such estimate cannot be made. Refer to FASB ASC 450-20-50-4.
Response:
We acknowledge the Staff’s comment and will include the additional disclosure in future filings.

In connection with our response to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions or comments regarding the foregoing, please contact the undersigned.

Very truly yours,
/s/ Kurt Adzema
Kurt Adzema
Executive Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chief Executive Officer, Finisar Corporation
Roger C. Ferguson, Chairman, Audit Committee
David J. Price, Ernst & Young LLP
Christopher E. Brown, Executive Vice President and
General Counsel, Finisar Corporation
Dennis C. Sullivan, DLA Piper LLP (US)